FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

CONTINUING PROGRESS IN ACCELERATING LATE STAGE PIPELINE REINFORCES CONFIDENCE IN ASTRAZENECA'S STRATEGY AS AN INDEPENDENT COMPANY

This week AstraZeneca demonstrated further evidence of continued progress of its science-led strategy, as the company updated on new data in advance of key medical and scientific congresses across all of its core therapeutic areas - oncology, cardiovascular and metabolic disease and respiratory, inflammation and autoimmunity.

Pascal Soriot, Chief Executive of AstraZeneca, said: "We continue to build our pipeline and we are encouraged by the progress in the development of key assets. We have complete confidence in our strategy as an independent company and remain focused on delivering new medicines for patients, which will continue to create significant value for our shareholders."

AstraZeneca is targeting strong and consistent revenue growth leading to annual revenues of greater than $45 billion by 2023, as outlined in the 6th May financial update. [Link here] These new data provide proof points for the progress being made on AstraZeneca's pipeline across its core therapeutic areas.

Outlined below is a summary of the key data which will be presented at upcoming medical and scientific conferences. Please see links to full news releases.

Oncology

•	MEDI4736 Phase I data demonstrated durable clinical activity and acceptable safety for this investigational anti-PD-L1 antibody. [Link here]

•
Data from the large Phase I study of AZD9291 suggest it is well tolerated and clinically active in patients with EGFR mutation positive (EGFRm+) non-small cell lung cancer (NSCLC) who have developed acquired resistance to EGFR tyrosine-kinase inhibitors (TKIs). [Link here]

•
Encouraging efficacy data from a randomised Phase II study, conducted by the US National Cancer Institute (NCI), investigating the combination of PARP inhibitor olaparib and VEGF inhibitor cediranib in high-grade serous ovarian cancer. [Link here]

•	The first MedImmune oncology immunotherapy targeting the PD-L1/PD-1 pathway progressed into Phase III. [Link here]

•
MedImmune and Incyte announced collaboration on immuno-oncology combination clinical trial. The Phase I/II oncology study will evaluate the efficacy and safety of MedImmune's investigational anti-PD-L1 immune checkpoint inhibitor, MEDI4736, in combination with Incyte's oral indoleamine dioxygenase-1 (IDO1) inhibitor, INCB24360. [Link here]

We believe that our rich oncology pipeline has the potential to redefine the way that cancer patients are treated. We continue to deliver on our late stage assets and drive our scientific leadership in oncology, as clearly demonstrated by the recent accelerated development of key assets.

Cardiovascular /Metabolic Disease

•
Positive results from Phase III study of saxagliptin/dapagliflozin combination in patients with type 2 diabetes inadequately controlled on metformin and outlines future development plans for the oral antidiabetic franchise. [Link here]

•	AstraZeneca will commence a Phase III trial for dapagliflozin in patients with Type 1 diabetes in 2014.

Our metabolic disease area focuses on diabetes, diabetic nephropathy and obesity. We plan to continue building our existing brands and develop our research and clinical projects to meet patients' unique medical needs and build a position of leadership.

Respiratory, Inflammation and Autoimmunity

•	In collaboration with Amgen, Phase III study of brodalumab (AMG 827) in patients with moderate-to-severe plaque psoriasis met its primary and secondary endpoints. [Link here]

•
Top-line results from the Phase IIb study of mavrilimumab, an investigational monoclonal antibody that inhibits a key pathway in the development of rheumatoid arthritis (RA), achieved its primary endpoints. [Link here]

•
Top-line results from the Phase II study of sifalimumab (MEDI-545), a novel monoclonal antibody being investigated as a treatment for patients with moderate/severe systemic lupus erythematosus (SLE or lupus). The study met its primary endpoint. [Link here]

•
Phase IIb asthma data on benralizumab, an investigational monoclonal antibody binding to the interleukin-5 receptor alpha (IL-5Rα). Phase IIb data for tralokinumab, a human monoclonal antibody which potently and selectively neutralises interleukin-13 (IL-13). Both showed improvement in key measures of asthma control for patients with specific, severe forms of asthma. [Link here]

•	AstraZeneca intends to move tralokinumab into Phase III development for asthma and benralizumab into Phase IIl for COPD later this year.

We continue to focus on building our strong position in the respiratory area by delivering innovative, inhaled and targeted therapies that address the evolving unmet medical needs of patients with asthma COPD and idiopathic pulmonary fibrosis (IPF). In the inflammatory and autoimmunity therapy areas, we intend to help improve the lives of patients by developing a rheumatology franchise.

AstraZeneca will host a briefing for analysts and investors during the American Thoracic Society (ATS) conference, to be held in San Diego on 20 May 2014.

AstraZeneca will host a briefing for analysts and investors during the American Society of Clinic Oncology (ASCO) conference, to be held in Chicago on 2 June 2014.

About MedImmune
MedImmune is the worldwide biologics research and development arm of AstraZeneca. MedImmune is pioneering innovative research and exploring novel pathways across key therapeutic areas, including respiratory, inflammation and autoimmunity; cardiovascular and metabolic disease; oncology; neuroscience; and infection and vaccines. The MedImmune headquarters is located in Gaithersburg, Md., one of AstraZeneca's three global R&D centres. For more information, please visit www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                                         +44 20 7604 8034 (UK/Global)
Tracy Rossin                                               +1 301 398-1468 (MedImmune)
Jacob Lund                                                  +46 8 553 260 20 (Sweden)

Investor Enquiries
Karl Hård                                +44 20 7604 8123                           mob: +44 7789 654364
Colleen Proctor                      +1 302 886 1842                                mob: +1 302 357 4882
Anthony Brown                    +44 20 7604 8067                              mob: +44 7585 404943
Jens Lindberg                        +44 20 7604 8414                              mob: +44 7557 319729

The revenue target for 2023 set out in this announcement is derived from the AstraZeneca Long Range Plan for 2014 to 2023 (the "LRP"). For further information regarding the LRP, attention is drawn to the announcement regarding AstraZeneca's strategy on 6 May 2014 and the key sources, bases and assumptions set out in that announcement.

Forward-Looking Statements
This announcement (including information incorporated by reference in this announcement) and other information published by AstraZeneca contain statements which are, or may be deemed to be, "forward-looking statements", including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AstraZeneca about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Although AstraZeneca believes that the expectations reflected in such forward-looking statements are reasonable, AstraZeneca can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any delays in the manufacturing, distribution and sale of any of AstraZeneca's products; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as AstraZeneca expects; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; the impact of failing to attract and retain key personnel and to successfully engage with AstraZeneca's employees; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither AstraZeneca nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with its legal or regulatory obligations, AstraZeneca is not under any obligation, and AstraZeneca expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Nothing in this announcement should be construed as a profit forecast.

15 May 2014

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 May 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary